UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Eastside Distilling

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

27780 21 04

(CUSIP Number)

WATB ISA, LLC

3 Corporate Place, #220

Irvine, CA 92606

949-328-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277802104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
WATB ISA, LLC 27-1876296
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,000,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,000,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.59% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes warrants to purchase (i) 10 million shares of common stock issued to the Reporting Person on June 9, 2016 and (ii) 1.5 million shares of common stock issued to the Reporting Person on September 19, 2016.

(2)	Based on 95,333,180 share of common stock outstanding on September 27, 2016.

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CUSIP No. 277802104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lawrence Hirson
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,000,000 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,000,000 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.59% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes warrants to purchase (i) 10 million shares of common stock issued to the Reporting Person on June 9, 2016 and (ii) 1.5 million shares of common stock issued to the Reporting Person on September 19, 2016.

(2)	Mr. Hirson is the manager of WATB ISA, LLC and in that capacity has voting and dispositive power over the shares owned by WATB ISA, LLC. Mr. Hirson does not himself own any securities of the Issuer.

(3)	Based on 95,333,180 share of common stock outstanding on September 27, 2016.

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Explanatory Note

In July 2016 the Reporting Person filed a Statement of Beneficial Ownership on Schedule 13G with respect to its beneficial ownership of 19.3% of the Common Stock (including shares issuable upon exercise of warrants), which securities were purchased in a private placement of common stock and warrants in June 2016. On July 8, 2016, Lawrence J. Hirson, the manager of the Reporting Person (with voting and dispositive power over the securities owned by the Reporting Person) was appointed as a director of the Issuer. Furthermore, on September 15, 2016 the Reporting Person purchased 500,000 shares of the Issuer’s common stock and on September 19, 2016 the Reporting Person acquired a warrant to purchase an additional 1,500,000 shares of the Issuer’s common stock. Following these purchases, the Reporting Peron is the beneficial owners of 20.59 % of the outstanding Common Stock. As a result of Mr. Hirson’s appointment as a director and such additional purchases by the Reporting Person, the Reporting Person is converting its beneficial ownership filing on Schedule 13G to a filing on Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.0001 per share, of Eastside Distilling, Inc.., a Nevada corporation (“Eastside” or the “Issuer”). The principal executive offices of Eastside are currently located at 1805 SE Martin Luther King Jr. Blvd., Portland, OR 97214.

Item 2.	Identity and Background

(a)	Name: This Statement is being filed on behalf o WATB ISA, LLC. Lawrence Hirson serves as manager of the Reporting Person and in this capacity he has the right to direct the voting and disposition of the securities owned by the Reporting Person.

(b)	Business address for each of the Reporting Persons:

3 Corporate Place, #220, Irvine, CA 92606.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person is a private investor which makes select investments in public and private companies. Mr. Hirson in the manager of the Reporting Person. The Reporting Person is affiliated with The WATB Group, which offers consultative management expertise to businesses seeking accelerated growth and Mr. Hirson serves as CEO of The WATB Group.

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

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No

(f)	Citizenship: Nevada (WATB ISA, LLC); USA (Mr. Hirson)

Item 3.	Source and Amount of Funds or Other Consideration

On June 9, 2016, pursuant to a Subscription Agreement executed by WATB ISA, LLC (for which Mr. Hirson has voting and investment control), WATB ISA, LLC purchased 10,000,000 Units of Common Stock and Warrants in a private placement at a purchase price of $0.05 per Unit, each Unit consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock with an exercise price of $0.10 per share, for a total purchase price of $500,000. The subscription agreement and warrant are incorporated by reference to the Issuer’s Current Report on Form 8-K filed on June 9, 2016. The source of funds for the acquisition of the Units in the private placement was from funds held by WATB ISA, LLC.

On September 15, 2016, pursuant to a stock purchase agreement with a current shareholder of the Issuer executed by WATB ISA, LLC (for which Mr. Hirson has voting and investment control), WATB ISA, LLC purchased 500,000 shares of the Issuer’s common stock from a current shareholder in a private transaction for a total purchase price of $15,000 ($0.03 per shares).  The source of funds for the purchase of common stock received was from funds held by WATB ISA, LLC.

On September 19, 2016, pursuant to a Subscription Agreement executed by WATB ISA, LLC (for which Mr. Hirson has voting and investment control), WATB ISA, LLC purchased $150,000 of 8% promissory notes and 3-year warrants to purchase 1,500,000 shares of the Issuer’s common stock at an exercise price of $0.10 per share in a private placement for a total purchase price of $150,000. The subscription agreement and warrant are incorporated by reference to the Issuer’s Current Report on Form 8-K filed in September 22, 2016. The source of funds for the note and the warrants received in the private placement was from funds held by WATB ISA, LLC.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities in both the June 2016 and September 2016 private placements as well as in the September 2016 transaction with a current shareholder in a private transaction due to their belief that such purchases represented an attractive investment. These investments were not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer. On September 8, 2016, the Issuer’s Board of Directors appointed Lawrence Hirson as a director to fill a vacancy which existed on such date.

Other than as stated above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 22,000,000 shares of common stock of the Issuer (including warrants to purchase 11,500,000 shares of common stock), which equals approximately 20.59% of the outstanding shares of Common Stock as of September 27, 2016.  Percentage ownership is based upon 95,333,180 shares of common stock outstanding on September 27, 2016 as provided by the Issuer.

(b)  The Reporting Person has sole power to vote and sole power to dispose of the securities of the Issuer beneficially owned by the Reporting Persons.

(c)  Except as discussed herein, the Reporting Person has not effected any transaction in Eastside common stock during the past 60 days.

(d)  No other person besides the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

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(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no other contracts, arrangements, understandings or relationships other than as expressly set forth herein.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

1.	Agreement of Joint Filing.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2016

WATB ISA, LLC

By:	/s/ Lawrence Hirson
Lawrence Hirson, Manager

/s/ Lawrence Hirson
Lawrence Hirson

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Exhibit A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13D, dated on or about September 30, 2016, containing the information required by Schedule 13D, for the shares of Common Stock of Eastside Distilling, Inc. held by WATB ISA, LLC., a Nevada limited liability company and with respect to Lawrence Hirson, the manager of WATB ISA, LLC, such other holdings as may be reported therein.

Dated: September 30, 2016

WATB ISA, LLC

By:	/s/ Lawrence Hirson
Lawrence Hirson, Manager

/s/ Lawrence Hirson
Lawrence Hirson

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